EQT Partners BD LLC

(A wholly owned subsidiary of EQT Partners Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69685

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/20____ AND ENDING ____12/31/20____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EQT Partners BD LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 45th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*





AFFIRMATION

I, Darlene Sammon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to EQT Partners BD LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn
to before me

2/24/21

GRACE E. GODFREY
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
LIC # 01GO6399980
EXPIRES: 11/04/2023

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EQT Partners BD LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EQT Partners BD LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 18, 2021

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	42,338
Prepaid expenses		17,799
Total assets	$	60,137
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	25,806
Member's equity		34,331
Total liabilities and member's equity	$	60,137

The accompanying notes are an integral part of this financial statement.

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Notes to Statement of Financial Condition
December 31, 2020

1. **Organization and Business**

    EQT Partners BD LLC (the "Company"), a wholly owned subsidiary of EQT Partners Inc. (the "Parent"), is a limited liability company and was formed under the laws of Delaware on July 22, 2015. The Company is a broker-dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The primary business of the Company is to act as a broker-dealer engaging in private placements of securities. All issuers of the private placements are affiliated entities.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue
    The Company does not receive any compensation from the related party issuers for fund raising activities.

    Cash
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Income Taxes
    The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

    At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

    The Allowance for Credit Losses
    Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Notes to Statement of Financial Condition
December 31, 2020

2. **Summary of Significant Accounting Policies (continued)**

The Company identified cash as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

3. **Transactions with Related Parties**

The Company is not likely to ever generate revenue and accordingly, will be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Parent, whereby the Parent will provide accounting, administrative, office space, human resources and other services at no cost to the Company.

During the year ended December 31, 2020, the Company reimbursed the Parent for expenses paid by the Parent on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $16,532 which exceeded the required net capital of $5,000 by $11,532.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Notes to Statement of Financial Condition
December 31, 2020

5.   COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020. Other than the Company receiving a capital contribution of $75,000 on January 5, 2021, the Company did not identify and subsequent event that would have required adjustment or disclosure in the financial statements.